UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RemoteMDX, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

75961Q 10 1

(CUSIP Number)

December 14, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 75961Q 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IIU Nominees Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares * ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person * CO

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 75961Q 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bottin (International) Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares * ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person * CO

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 75961Q 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dermot F. Desmond

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares * ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person * IN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

The Schedule 13G filed on November 6, 2007 is hereby amended and restated by this Amendment No. 1 to the Schedule 13G.

Item 1(a)	Name of Issuer:

RemoteMDX, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

150 West Civic Center Drive
Suite 400
Sandy, Utah 84070

Item 2(a)	Name of Person Filing:

This Amendment No. 1 to the Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(i)  IIU Nominees Limited, an Irish registered limited company, as direct beneficial owner,

(ii)  Bottin (International) Investments Limited, a Gibraltar limited company, as indirect beneficial owner, and

(iii)  Mr. Dermot F. Desmond, as indirect beneficial owner.

IIU Nominees Limited, Bottin (International) Investments Limited and Mr. Dermot F. Desmond are collectively referred to herein as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated December 17, 2007, a copy of which is filed with this Amendment No. 1 to the Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is as follows:

IIU Nominees Limited, care of International Investment & Underwriting Limited, IFSC House, Custom House Quay, Dublin 1, Ireland.

Bottin (International) Investments Limited, 57/63 Line Wall Road, Gibraltar.

Dermot F. Desmond, care of International Investment & Underwriting Limited, IFSC House, Custom House Quay, Dublin 1, Ireland.

Item 2(c)	Citizenship:

IIU Nominees Limited is organized under the laws of the Republic of Ireland.

Bottin (International) Investments Limited is organized under the laws of Gibraltar.

Mr. Dermot F. Desmond is a citizen of the Republic of Ireland.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”).

Item 2(e)	CUSIP No.:

75961Q 10 1

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:                       -0-

(b)  Percent of Class:                           0%

(c)  Number of shares as to which such person has:

(i) Sole Power to vote or direct the vote:	-0-

(ii) Shared power to vote or direct the vote:	-0-

(iii) Sole power to dispose or direct the disposition of:		-0-

(iv) Shared power to dispose or direct the disposition of:		-0-

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 17, 2007

IIU NOMINEES LIMITED

By:	/s/ John G. Bateson
Its:	Finance Director and Company Secretary

BOTTIN (INTERNATIONAL) INVESTMENTS LIMITED

By:	/s/ John G. Bateson
Its:	Authorised Signatory

DERMOT F. DESMOND

/s/ Dermot F. Desmond

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)            Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)           Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  December 17, 2007

IIU NOMINEES LIMITED

By:	/s/ John G. Bateson
Its:	Finance Director and Company Secretary

BOTTIN (INTERNATIONAL) INVESTMENTS LIMITED

By:	/s/ John G. Bateson
Its:	Authorised Signatory

DERMOT F. DESMOND

/s/ Dermot F. Desmond